AB 8/21

CD 8/21

[redacted]

SECU[barcode]SION

13025367

SEC Mail Processing Section RECEIVED AUG 21 2013 Washington DC 193

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45219

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/12 (MM/DD/YY) AND ENDING 06/30/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Black Oak Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

205 S. Walnut PO BOX 590
(No. and Street)

Rochester | IL | 62563
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eric R Stark 217-498-7876
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kerber Eck & Braeckel LLP
(Name – *if individual, state last, first, middle name*)

1000 Myers Building
1 W Capitol Plaza | Springfield | IL | 62701-1268
(Address) | (City) | (State) | (Zip Code)

SECURITIES AND EXCHANGE COMMISSION RECEIVED AUG 21 2013 REGISTRATIONS BRANCH 16

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

CD 8/27

OATH OR AFFIRMATION

I, Eric R Stark, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Black Oak Securities, Inc., as of June 30, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SALLY E. ZIMMERMAN
OFFICIAL SEAL
Notary Public - State of Illinois
My Commission Expires
March 26, 2017

Eric R. Stark
Signature

President
Title

Sally E Zimmerman
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BLACK OAK SECURITIES, INC.

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

June 30, 2013

CONTENTS

Kerber, Eck & Braeckel LLP

CPAs and
Management Consultants

1000 Myers Building
1 West Old State Capitol Plaza
Springfield, IL 62701-1268
ph 217.789.0960
fax 217.789.2822
www.kebcpa.com

Independent Auditors' Report

To Eric R. Stark, President
Black Oak Securities, Inc.

Report on the Financial Statements

We have audited the accompanying financial statements of Black Oak Securities, Inc., which comprise the statement of financial condition as of June 30, 2013, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Black Oak Securities, Inc. as of June 30, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information contained in Schedule 1 - Net Capital Computation is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule 1 - Net Capital Computation has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule 1 - Net Capital Computation is fairly stated in all material respects in relation to the financial statements taken as a whole.



Springfield, Illinois
August 7, 2013

Black Oak Securities, Inc.

STATEMENT OF FINANCIAL CONDITION

June 30, 2013

ASSETS

Cash and cash equivalents	$	120,267
Commissions receivable		8,864
Prepaid expenses		1,034
Total assets	$	130,165

LIABILITIES AND STOCKHOLDER'S EQUITY

Commissions payable	$	5,018
Total liabilities		5,018
Common stock, $ 1 par value, 3,000 shares authorized, issued and outstanding		3,000
Additional paid-in capital		3,000
Retained earnings		119,147
Total stockholder's equity		125,147
Total liabilities and stockholder's equity	$	130,165

The accompanying notes are an integral part of this statement.

Black Oak Securities, Inc.

STATEMENT OF OPERATIONS

For the year ended June 30, 2013

Revenue	
Securities commissions	$ 223,954
Investment income	1,819
Total revenues	225,773
Expenses	
Administration fees	90,000
Commissions	113,237
Other operating expenses	7,704
Total expenses	210,941
Income before income taxes	14,832
Income tax expense	3,510
Net income	$ 11,322

The accompanying notes are an integral part of this statement.

Black Oak Securities, Inc.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the year ended June 30, 2013

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance at July 1, 2012	$ 3,000	$ 3,000	$ 107,825	$ 113,825
Net income	-	-	11,322	11,322
Balance at June 30, 2013	$ 3,000	$ 3,000	$ 119,147	$ 125,147

The accompanying notes are an integral part of this statement.

Black Oak Securities, Inc.

STATEMENT OF CASH FLOWS

For the year ended June 30, 2013

Cash flows from operating activities		
Net income	$	11,322
Adjustments to reconcile net income to net cash provided by operating activities		
Decrease in commissions receivable		1,012
Increase in prepaid expenses		(784)
Decrease in commissions payable		(608)
Decrease in income taxes payable		(3,241)
Net cash provided by operating activities		7,701
Net increase in cash		7,701
Cash and cash equivalents at beginning of year		112,566
Cash and cash equivalents at end of year	$	120,267
Cash paid for income taxes	$	6,751

The accompanying notes are an integral part of this statement.

Black Oak Securities, Inc.

NOTES TO FINANCIAL STATEMENTS

June 30, 2013

NOTE A - SUMMARY OF ACCOUNTING POLICIES

A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

1. Nature of Operations

Black Oak Securities, Inc. (Company) began operations September 28, 1992, as a broker-dealer in securities. The Company does not receive directly or indirectly, or hold funds or securities for, or owe funds or securities to, customers and does not carry any accounts of, or for customers. The Company is exempt from provisions of Rule 15c3-3 of the Securities and Exchange Commission on the basis that it carries no margin accounts and does not otherwise hold funds or securities for customers.

2. Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers cash on hand, deposits with banks and certificates of deposits to be cash.

3. Commissions

Securities commissions and related commissions to agents are recorded on a trade-date basis as securities transactions occur.

4. Income Taxes

As of June 30, 2013, the Company has recognized in the financial statements the effects of all tax positions and continually evaluates expiring statutes of limitations, audits, changes in tax law and new authoritative rulings. The Company is not aware of any circumstances or events that make it reasonably possible that unrecognized tax benefits may increase or decrease within 12 months of the statement of financial condition date. Penalties and interest assessed by taxing authorities are included in the provision for income taxes, if applicable. There was $ 119 in penalties paid during fiscal year 2013.

The Company files income tax returns in the U.S. federal jurisdiction and Illinois. The federal and state income tax returns prior to 2009 are closed.

NOTE A - SUMMARY OF ACCOUNTING POLICIES - Continued

5. Subsequent Events

Management has evaluated subsequent events for recognition and disclosure in the financial statements through August 7, 2013, which is the date the financial statements were available to be issued. Through August 7, 2013, no subsequent events required recognition or disclosure in the financial statements.

6. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

NOTE B - INCOME TAXES

The components of the income tax provision for the year ended June 30, 2013, are as follows:

Current	
Federal	$ 2,000
State	1,510
	$ 3,510

NOTE C - NET CAPITAL REQUIREMENT

As a broker-dealer, the Company is subject to the net capital requirements of the Securities and Exchange Commission. Those requirements prohibit a broker-dealer from engaging in any securities transaction at a time when:

a. Its aggregate indebtedness exceeds 15 times its net capital as those defined in Rule 15 c3-1, or

b. Its net capital is less than the minimum required.

At June 30, 2013, the Company's net capital and required net capital were \$ 116,283 and \$ 5,000, respectively, and its ratio of aggregate indebtedness to net capital was 0.04:1.

NOTE D - RELATED-PARTY TRANSACTIONS

The Company is related to Administrative Services, Inc. through common ownership and management. The financial activities of Administrative Services, Inc. are not included in the accompanying financial statements. Administrative Services, Inc. pays all common administrative expenses of the Company. Common administrative expenses are set forth in a signed agreement between Administrative Services, Inc. and the Company. The Company makes payments to Administrative Services, Inc. throughout the year for its share of these expenses. Expenses to Administrative Services, Inc. totaled \$ 90,000 for the year ended June 30, 2013.

SUPPLEMENTARY INFORMATION

Black Oak Securities, Inc.

SCHEDULE 1 - NET CAPITAL COMPUTATION

June 30, 2013

Total assets	$ 130,165
Total liabilities	5,018
Ownership equity	125,147
Less: Non-liquid assets	8,864
Haircut on securities	-
Adjusted net capital	$ 116,283
Computation of aggregate indebtedness	
Other liabilities	$ 5,018
Aggregate indebtedness	$ 5,018
Computation of net capital requirement	
A - Net capital requirement (6-2/3% of aggregate indebtedness)	$ 335
B - Minimum net capital requirement	$ 5,000
Net capital requirement (greater of A or B)	$ 5,000
Excess net capital	$ 111,283
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital requirement	$ 110,283
Ratio of aggregate indebtedness to net capital	0.04:1

KEB
Kerber, Eck & Braeckel LLP

CPAs and
Management Consultants

1000 Myers Building
1 West Old State Capitol Plaza
Springfield, IL 62701-1268
ph 217.789.0960
fax 217.789.2822
www.kebcpa.com

Independent Auditors' Supplementary Report on
Internal Accounting Control

To Eric R. Stark, President
Black Oak Securities, Inc.

In planning and performing our audit of the financial statements of Black Oak Securities, Inc. (the Company), as of and for the year ended June 30, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rules 17a-5(g)(l) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including consideration of the control activities for safeguarding securities. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payments for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute

assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the previous paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kerber, Eck + Braeckel LLP

Springfield, Illinois
August 7, 2013